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May 13, 2016

FILED VIA EDGAR

Sheila Stout

Branch Chief

Chief Accountant’s Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:                             Victory Portfolios - Registration Statement on Form N-14

File Nos. 333-210661 and 811-4852

Dear Ms. Stout:

On April 8, 2016, Victory Portfolios (the “Registrant”), on behalf of the Victory Strategic Allocation Fund (the “Acquiring Fund”), filed a Registration Statement on Form N-14 to register shares to be issued in a tax-free reorganization with the Victory CEMP Multi-Asset Balanced Fund (the “Target Fund,” and together with the Acquiring Fund, the “Funds”), a series of Victory Portfolios II (“VP II”).(1)  The Staff of the Securities Exchange Commission (the “Commission”) provided comments to the Registration Statement on April 22, 2016.

On behalf of the Registrant, and in response to the Staff’s request, we submit this letter summarizing the basis for the Registrant’s conclusion

(1)  The funds for which Victory Capital Management Inc. serves as investment adviser are collectively referred to as the “Victory Funds.”

that the Acquiring Fund should be the survivor for financial reporting purposes after its reorganization with the Target Fund.

In North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST”), the Commission’s Staff took the position that, to determine the accounting survivor of a business combination of operating registered investment companies, the combined fund should be compared with each fund prior to the combination to determine which of these funds, “if any, the surviving or new fund most closely resembles.”  The Commission’s Staff stated that, among other factors, the funds should compare the:

•                  investment adviser;

•                  investment objectives, policies and restrictions;

•                  expense structures and expense ratios;

•                  asset size; and

•                  portfolio composition.

The Commission’s Staff, however, has suggested that these enumerated factors are not exclusive, and that funds may consider other relevant factors.(2)  Another factor that may be relevant is the relative length of the operating histories of the funds, since a business combination should not be used as a means to eliminate periods of poor performance and a longer performance record can provide more meaningful information to prospective investors.

The Acquiring Fund was chosen as the accounting survivor because, among other reasons as discussed below, after the reorganization, the Acquiring Fund will carry on the investment objective, investment strategies, policies and restrictions of the Acquiring Fund and will be managed by the same portfolio manager who currently manages the Acquiring Fund.

Background of Reorganization

Victory Capital Management Inc. (“Victory Capital,” or the “Adviser”), which serves as the investment adviser for each of the Funds, believes the reorganization will benefit both the Target Fund and the Acquiring Fund

(2)  See  NAST (“Among other factors, the funds should consider . . . .”); see also IDS Financial Corp. (pub. avail. Dec. 19, 1994) (“These factors include . . . .”).

and their shareholders.  Victory Capital believes that the reorganization will benefit the Target Fund through: (i) a better opportunity for improved performance for shareholders of the Target Fund through the uninterrupted service of the Adviser under the management of the Acquiring Fund’s portfolio manager; and (ii) the potential to achieve greater economies of scale and lower expense ratios through future asset growth and the reduction of certain expenses by combining two Funds with substantially similar investment objectives and strategies into a single Fund.

In 2015, the parent company of Victory Capital acquired Compass Efficient Model Portfolios, LLC (“CEMP”), which was the investment adviser of Compass EMP Funds Trust (now named Victory Portfolios II), of which the Target Fund was and is a series portfolio.  As a result of the acquisition, Victory Capital became the Target Fund’s investment adviser and the investment professionals at CEMP responsible for the management of the Target Fund became employees of Victory Capital.  Today, CEMP is an investment team (referred to as an “investment franchise”) within Victory Capital and continues to manage the Target Fund.

The Target Fund, which began operations on December 31, 2008, has struggled against its peer group and benchmark. As a result, the Target Fund has lost assets over the past few years.  Currently, Morningstar rates the Target Fund with one star.

The Acquiring Fund commenced operations in December 1993 as the Victory Balanced Fund.  In December 2015, the Acquiring Fund named a new portfolio manager, Kelly Cliff, adopted a fund-of-funds structure and changed its name to the Victory Strategic Allocation Fund.  Its investment objective, however, remained the same.  Mr. Cliff will continue to serve as the portfolio manager of the Acquiring Fund following the reorganization of the Target Fund.  Currently, Morningstar rates the Acquiring Fund with four stars.

Analysis of NAST Factors

Investment adviser.  Victory Capital serves as investment adviser to both Funds.  The Funds have different portfolio managers.  Kelly Cliff, the Acquiring Fund’s portfolio manager, will continue to manage the combined Acquiring Fund following the proposed reorganization.

Investment objectives, policies and restrictions.  The Acquiring Fund’s investment objective is to seek to provide income and long-term growth of capital.  Under normal market conditions, the Acquiring Fund will invest at least 40 percent of its net assets in investments that will provide exposure to equity securities and at least 30 percent of its net assets in investments that will provide exposure to fixed income securities.

The Acquiring Fund is a “fund-of-funds,” which means it pursues its investment objective by investing primarily in other investment companies, including exchange-traded funds (“ETFs”) (the “Underlying Funds”).  The Acquiring Fund will typically invest in affiliated Underlying Funds advised by Victory Capital (each, a “Victory Fund,” and collectively, the “Victory Funds”).  The Acquiring Fund may also invest in unaffiliated Underlying Funds if a Victory Fund in a particular asset class is not available.

Prior to December 2015, the Acquiring Fund was managed as a balanced fund that invested directly in securities, rather than in shares of Victory Funds, to achieve its investment objective.

The Target Fund’s primary investment objective is total return, which the Target Fund considers to be a combination of interest, capital gains, dividends and distributions.  Under normal market conditions, the Target Fund invests at least 25 percent of its net assets in equity securities and at least 25 percent of its assets in fixed income securities.

The Target Fund seeks to achieve its investment objective by investing in a portfolio of equities, fixed income securities and futures contracts (including commodity, currency and financial futures) across a broad range of global asset classes.  The Target Fund may invest in these asset classes directly, but will typically do so indirectly through investment in a mix of affiliated Underlying Funds advised by Victory Capital.  The Target Fund may also invest in unaffiliated Underlying Funds if a Victory Fund in a particular asset class is not available.

After the reorganization, the combined Acquiring Fund would be managed by the Acquiring Fund’s current portfolio manager in its current style.  Thus, Victory Capital believes that it would be more appropriate to establish a record that reflects the management in the style of the Acquiring Fund.

Expense structure and expense ratios.  The Target Fund does not pay Victory Capital an investment advisory fee, and its Class A shares have a total expense ratio of 1.39 percent.  The Acquiring Fund pays Victory Capital an investment advisory fee of 0.10 percent, which will be waived through at least June 30, 2017.  The Acquiring Fund’s total expense ratio for its Class A shares is 1.15 percent, after waivers and reimbursements, which will continue at least through June 30, 2017.  Following the reorganization, the combined Acquiring Fund would be subject to the fee and expense structure of the Acquiring Fund.

Asset size.  Both Funds are small.  As of March 31, 2016, the net assets of the Target Fund were $25.4 million, while the net assets of the Acquiring Fund were $12.5 million.

Portfolio composition.  As of March 31, 2016, the portfolio composition of the Target Fund consists exclusively of other mutual funds and ETFs in the Victory Funds complex (other than cash and cash equivalents maintained for liquidity).  These mutual funds and ETFs are currently limited to series portfolios of the Victory Portfolios II.

As of March 31, 2016, the portfolio composition of the Acquiring Fund consists of exclusively of other mutual funds and ETFs in the Victory Funds complex (other than cash and cash equivalents maintained for liquidity).

The officers of the Registrant believe that, notwithstanding the larger asset size of the Target Fund, the mix of the factors described above support the designation of the Acquiring Fund as the accounting survivor.  In particular, the surviving Acquiring Fund would be managed in the style used to manage the Acquiring Fund since December 2015.  Also, we note that the surviving Acquiring Fund will have the same portfolio manager and investment adviser as the Acquiring Fund, and an investment advisory fee and net total expenses that are less than those of the Target Fund (after reimbursements and waivers) at least through June 30, 2017.

Management and the officers of the Registrant believe that the conclusion that the Acquiring Fund should be considered the acquirer for financial reporting purposes is consistent with the accounting guidelines to which investment companies are subject.  Section 8.43 of the AICPA Investment Companies Guide provides, in relevant part, that:

[A]lthough the legal survivor would normally be considered acquirer, continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the acquirer for financial reporting purposes:

•                  Portfolio management

•                  Portfolio composition

•                  Investment objectives, policies and restrictions

•                  Expense structure and expense ratios

•                  Asset size

In this case, the Acquiring Fund is the legal survivor.  For the reasons discussed above, management believes, and we concur, that the continuity of the Acquiring Fund’s investment objectives, policies and restrictions, and multi-class expense structure support the determination that, in this case, the legal survivor of the reorganization also should be the accounting survivor.

In reaching this conclusion, the Registrant acknowledges that the Target Fund has more assets than the Acquiring Fund, but notes that both Funds are relatively small and, thus, relative asset size is not a principal consideration in this analysis.  Rather, the Registrant determined that the other factors outlined above, particularly the surviving Fund’s strong resemblance to the Acquiring Fund in the investment objective, policies and restrictions, supports designating the Acquiring Fund as the accounting survivor of this reorganization.

We note that the independent auditor of the surviving fund has reviewed the N-14 and other facts concerning the reorganization.  We have discussed these factors outlined above with the surviving fund’s auditor, and the surviving fund’s auditor agrees with our conclusion.

If you have any questions, please call me at 212-468-8053.

Very truly yours,

Jay G. Baris

cc:                                Mark Cowan, Division of Investment Management

Leigh Wilson, Chairman, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

Christopher Sabato, Citi Fund Services Ohio, Inc.

Michele M. Walker, Ernst & Young LLP